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SEC MAIL RECEIVED FEB 25 2002 352 PROCESSING SECTION

02018159

SECUR[...]MMISSION

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SEC FILE NUMBER
8- 51290

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hartford Investment Financial Services ~~Company~~ LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Jay 860-843-8213
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

One Financial Plaza (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, George R. Jay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Investment Financial Services Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Controller
Title

[signature]
Notary Public

My Commission Exp. Mar. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Hartford Investment Financial Services, LLC:

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the Company), as of December 31, 2001, and the related statement of operations, changes in member's equity, cash flows and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2001, and the results of its operations, its cash flows and changes in subordinated debt for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Hartford, Connecticut
February 19, 2002

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS:	
Cash and cash equivalents	$ 41,050,932
Prepaid commissions	100,600,141
Accounts receivable	2,420,770
Due from affiliates	1,652,880
Total Assets	$ 145,724,723
LIABILITIES:	
Subordinated debt	45,000,000
Due to affiliates	16,063,619
Deferred income taxes due to affiliate	19,803,206
Accounts payable and accrued liabilities	12,728,769
Total Liabilities	93,595,594
MEMBER'S EQUITY	52,129,129
Total Liabilities and Member's Equity	$ 145,724,723

The accompanying notes are an integral part of this financial statement.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commission income	$ 80,378,858
Advisory fee income	99,708,606
12b-1 fees	72,564,652
Underwriter concessions	10,884,089
Contingent deferred sales charge revenues	9,160,386
Interest income	1,126,995
Total Revenues	273,823,586
EXPENSES:	
Retail fund commissions	163,428,829
Sub-advisory fee expense	23,139,325
Other broker/dealer expense	14,308,954
Distribution fees	13,557,250
Marketing expenses	24,454,069
Other operating expense	732,668
Interest expense	2,575,000
Total Expenses	242,196,095
Pre-tax income	31,627,491
Provision for Federal income tax	11,069,622
NET INCOME	$ 20,557,869

The accompanying notes are an integral part of this financial statement.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, December 31, 2000	$	21,571,260
Capital Contribution		10,000,000
Net Income		20,557,869
Balance, December 31, 2001	$	52,129,129

The accompanying notes are an integral
part of this financial statement.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,557,869
Increase in prepaid commissions	(16,009,366)
Increase in accounts receivable	(1,254,039)
Increase in due from affiliates	(1,322,020)
Decrease in deferred income taxes	(8,086,568)
Decrease in accounts payable and accrued liabilities	(5,078,834)
Increase in due to affiliates	13,560,772
Net cash used in operating activities	2,367,814
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	10,000,000
Net cash provided by financing activities	10,000,000
NET INCREASE IN CASH	12,367,814
CASH AND CASH EQUIVALENTS, beginning of year	28,683,118
CASH AND CASH EQUIVALENTS, end of year	$ 41,050,932

SUPPLEMENTAL INFORMATION:
Cash paid for interest: $2,575,000
Cash paid for income taxes: $14,655,412

The accompanying notes are an integral part of this financial statement.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN SUBORDINATED DEBT

FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED DEBT, December 31, 2000	$	45,000,000
Subordinated debt activity		-
SUBORDINATED DEBT, December 31, 2001	$	45,000,000

The accompanying notes are an integral part of this financial statement.

1. Organization:

Effective September 30, 2001, the company formerly known as Hartford Investment Financial Services Company was changed to a limited liability company. The name of the company was changed to Hartford Investment Financial Services, LLC (HIFSCO or the Company) and it's sole member is HL Investment Advisors, LLC (HLIA). HLIA is a wholly-owned subsidiary of Hartford Financial Services, LLC, which is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately owned by The Hartford Financial Services Group, Inc. (The Hartford). HIFSCO is a registered broker-dealer under the Securities Exchange Act of 1934. HIFSCO was formed on December 9, 1996. The Company became a registered broker-dealer on October 31, 1998.

2. Description of Business and Summary of Significant Accounting Policies:

In accordance with an Investment Management Agreement (the Agreement), between HIFSCO and The Hartford Mutual Funds, Inc. (the Funds), the Company serves as the investment manager for the Funds. Each fund pays HIFSCO a monthly fee based on the daily net asset value of the Funds as defined in the Funds' prospectus.

In connection with the Agreement, HIFSCO has entered into investment sub-advisory agreements with investment sub-advisors. The Hartford Investment Management Company (HIMCO), an affiliate of HIFSCO, acts as an investment sub-advisor to the Funds and provides day to day investment management services for certain funds. HIMCO is a professional money management firm and a wholly-owned subsidiary of The Hartford.

Effective November 1, 1998, HIFSCO became the principal underwriter and a sales agent for the distribution of shares of capital stock (the Shares) of the Funds. HIFSCO receives a sales commission on the sale of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

On April 2, 2001, HLA acquired Fortis Advisers, Inc (Fortis Advisers) and its subsidiaries, including The Fortis Mutual Funds. Hartford Administrative Services Company (HASCO), formerly Fortis Advisers, serves as the transfer agent to the funds. Effective October 13, 2001, HIFSCO became the principal underwriter and a sales agent for the distribution of shares of The Fortis Mutual Funds.

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Amount represents cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions

The Company capitalizes commissions paid to retail broker-dealers associated with the sale of Class B, Class C and Class H shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges (CDSC) for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B and Class H shares are amortized over a 72 month period, and Class C shares are amortized over a 12 month period. Finders fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period. The CDSC charge is reflected as a reduction of prepaid commissions.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received monthly but are recognized as earned on a pro rata basis over the term of the Agreement

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

3. Transactions With Affiliates:

The Company reimburses Hartford Fire Insurance Company (HFIRE) and HLA for operating expenses paid by them on its behalf. HLA and HFIRE paid $18,049,367 and $2,985,954, respectively, of the Company's expenses in 2001. As of December 31, 2001, the Company had intercompany payables of $4,091,935, $13,373, $97,835 and $11,860,476 due to HLA, HFIRE, the Funds and HLIA, respectively. The Company also had intercompany receivables due from HASCO, the Funds, Hartford Life Insurance Company, and Hartford Equity Sales Company (HESCO) in the amounts of $1,527,354, $121,252, $2,012 and $2,262, respectively.

4. Subordinated Debt:

The Company has received funding in the form of subordinated loans from its direct parent company, HLIA. The current amount of loans outstanding is $45,000,000.

The NASD has approved the subordinated debt agreements as satisfactory subordination agreements and as such, they are excluded from aggregate indebtedness in the computation of net capital.

5. Income Taxes:

The Company is included in the consolidated U.S. Federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to prepaid commissions which are being capitalized and amortized over 72 months for book purposes and expensed as incurred for tax purposes. Federal income taxes and deferred income tax liability amounts are included in deferred income taxes due to affiliates on the accompanying Statement of Financial Condition. State income taxes are immaterial to the financial statements taken as a whole and are paid by The Hartford on behalf of HIFSCO.

The provision for income taxes for the year ended December 31, 2001 is as follows:

Current provision	$ 19,156,189
Deferred benefit	(8,086,567)
Provision for Federal income taxes	$ 11,069,622

6. Net Capital Requirements:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The details of the net capital requirement for the year ended December 31, 2001 are as follows:

Net capital	$13,815,257
Minimum net capital requirement	$1,919,492
Net capital in excess of requirement	$11,895,765
Ratio of aggregate indebtedness to net capital	2.08 : 1

7. Exemption From Rule 15c3-3:

The Company is exempt from Rule 15c3-3 (the Rule) of the Securities Exchange Act of 1934 under paragraph (k) (1) (i) of the Rule because its broker dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. In the opinion of management, the Company complied with the exemptive provisions of the Rule during the year ended December 31, 2001.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Member's equity	$52,129,129
Add: allowable liabilities:	
Subordinated loan payable	45,000,000
Deferred income taxes due to affiliate	19,803,206
Less nonallowable assets:	
Due from affiliates and other assets	(1,725,243)
Prepaid commissions	(100,600,141)
Less haircut:	(791,694)
Net capital	13,815,257
Minimum net capital required to be maintained (6.67% of aggregate indebtedness of $28,792,388)	1,919,492
Net capital in excess of requirement	$11,895,765
Ratio of aggregate indebtedness to net capital	2.08:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2001 quarterly Focus Part II A filing.

The accompanying notes are an integral part of this schedule.

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Hartford Investment Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Hartford Investment Financial Services, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Hartford, Connecticut
February 19, 2002